Worldwide Webb Acquisition Corp.

770 E Technology Way

Orem, Utah 84097

October 11, 2023

VIA EDGAR

Attention:	Abe Friedman

Doug Jones

Nicholas Nalbantian

Lilyanna Peyser

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Re:	Worldwide Webb Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-4

Filed September 13, 2023

File No. 333-271894

Ladies and Gentlemen:

This letter sets forth the response of Worldwide Webb Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated October 5, 2023, with respect to the above referenced Amendment No. 2 to Registration Statement on Form S-4. Concurrently with the submission of this letter, the Company is filing Amendment No. 3 to the Registration Statement on Form S-4 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 2 to Registration Statement on Form S-4, Filed September 13, 2023

Question and Answers for Shareholders of WWAC

What will the corporate structure of ATI be Following the Business Combination, page 10

1.

Staff’s comment: You state in the response to comment 2 ATI will control AARK after the amalgamation because ATI will select two of the three board members of AARK, with such two directors selected only from the four independent directors of ATI. In view of the Sole Shareholder’s majority ownership of AARK, explain to us and disclose as appropriate if there are any circumstances in which the Sole Shareholder can override any decisions of the AARK board and institute decisions of its own. Also, from your disclosures it appears six of the seven members of ATI’s board will be associated with or designated by AARK. In view of this, the management of Aeries (controlled subsidiary of AARK) will be the management of ATI, and the association of the Class V holder to the Sole Shareholder, clarify for us and in your disclosures how ATI controls AARK.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that following the Closing pursuant to the AARK Constitution, AARK is expected to be managed by its 3-director board of directors consisting of (i) two independent directors of ATI, which shall be nominated by the board of ATI from the four independent directors (out of seven directors) serving on the board of ATI and (ii) the Sole Shareholder. Furthermore, pursuant to the Proposed Memorandum and Articles of Association, when the ATI board votes on the appointment of either of the two independent directors of ATI who will serve on the board of AARK, the Sole Shareholder, if presiding over a meeting of the ATI board, will abstain from voting and is not entitled to a tie-breaking vote in the event of a tie. Accordingly, ATI will control AARK because AARK will be managed by its board and board actions will require majority approval. Additionally, there are no circumstances where the Sole Shareholder, as a shareholder of AARK, is able to override any decisions of the AARK board and institute decisions of his own.

As discussed above, AARK will be managed by its board of directors; therefore, the Company respectfully advises the staff that the fact that management of Aeries (a controlled subsidiary of AARK) will be the management of ATI and the association of the Class V Shareholder to the Sole Shareholder do not individually or collectively change the Company’s belief that ATI will control AARK.

The Company has revised the disclosure on pages 15, 97 and 99 of the Revised Registration Statement accordingly. Please also see below our response to the Staff’s comment number 8 for additional information about the association of the Class V Shareholder to the Sole Shareholder.

Summary of the Proxy Statement/Prospectus

Company Overview, page 30

2.

Staff’s comment: Please provide a reconciliation of the non-GAAP measure “EBITDA” to the comparable GAAP measure for each period “EBITDA margin” is presented relative to your actual results, including the one for Aeries on page 210. Additionally, show how EBITDA margin is computed for each period.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 32, 215 and 221 of the Revised Registration Statement accordingly.

Unaudited Pro Forma Condensed Combined Financial Information

Description of the Business Combination, page 152

3.

Staff’s comment: Please show how the respective percentage ownership interests in AARK under each redemption scenario is computed, including any associated assumptions. If this computation is already presented, provide a cross reference.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 154-156 of the Revised Registration Statement accordingly to show the computation of the respective percentage ownership interests in AARK under each redemption scenario.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2022, page 162

4.

Staff’s comment: The amount of the pro forma adjustments for (dd) assuming minimum redemptions is 869. In the prior filing the amount was 4,608. Please tell us how each amount was determined and reconcile the difference for us. Also, explain to us the variance in this adjustment between the three months interim period in the prior filing and the six months interim period in the present filing.

Response: After further evaluation of the characteristics of the noncontrolling interest after giving effect to the Business Combination, and in connection with the analysis performed as part of the Company’s restatement of previously issued financials, the Company revised its pro forma financial statements to update its pro forma noncontrolling interest calculation. In Amendment No. 1 to the Registration Statement on Form S-4, dated August 10, 2023, the pro forma noncontrolling interest amounts, and related adjustments, were calculated based on the net income of the combined companies using the associated controlling and noncontrolling interest percentages. The revised calculation, whereby the income attributable to each subsidiary, i.e., Aeries, AARK, and WWAC, was considered sequentially to arrive at the combined company noncontrolling interest, more appropriately represents the allocation of net income to the controlling and noncontrolling interest holders. This methodology further aligns with the Company’s restated financial statements as of and for the year ended March 31, 2023.

The below table summarizes the noncontrolling interest percentages used in the prior filing, dated August 10, 2023, and the revised filing, dated September 13, 2023.

	Minimum	Medium	Maximum
Noncontrolling interest percentage in prior filing	71%	71%	72%
Noncontrolling interest percentage in revised filing (as detailed in response to comment #3)	66%	67%	67%

The below table summarizes the computation for the noncontrolling interest adjustment in the prior filing for the income statement for the year ended December 31, 2022 (in thousands, except percentages).

		Minimum	Medium	Maximum
NCI per prior filing		$4,829	$4,860	$4,892
Calculated as:
Pro forma income	(a)	$6,801	$6,801	$6,801
Noncontrolling interest percentage	(b)	71%	71%	72%
Pro forma income attributed to noncontrolling interest	(c)=(a)*(b)	$4,829	$4,860	$4,892
Historical AARK net income attributable to noncontrolling interests	(d)	$221	$221	$221
Pro forma adjustments	(e)=(c)-(d)	$4,608	$4,639	$4,671

		Minimum	Medium	Maximum
NCI per revised filing		$1,129	$1,139	$1,150
Calculated as:
Historical AARK net income attributable to noncontrolling interests	(a)	$260	$260	$260
Parent noncontrolling interest in AARK
Historical net income attributable to controlling interest	(b)	$1,446	$1,446	$1,446
Parent noncontrolling percentage in AARK (as detailed in response to comment #3)	(c)	60.11%	60.81%	61.53%
Parent income attributed to noncontrolling interest	(d)=(b)*(c)	$869	$879	$890
Total pro forma noncontrolling interest	(e)=(a)+(d)	$1,129	$1,139	$1,150

The Company will continue to apply this methodology in future filings.

Information about Aeries

Innovation Labs, page 202

5.

Staff’s comment: We note that the ESG and Cyber Intelligence platforms are in “advanced stages of prototyping.” Please revise to state when you expect such platforms to be formally implemented and the amount of funds required to reach such point and, if you do not know, please state as much.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 208 of the Revised Registration Statement accordingly.

Aeries’ Management’s Discussion and Analysis of Financial Condition and Results of Operations

Components of Results of Operations, page 211

6.	Staff’s comment: Please provide a discussion of your results for the year ended March 31, 2023 versus year ended March 31, 2022. Refer to Item 303(b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 217-219 of the Revised Registration Statement accordingly.

Three Months Ended June 30, 2023 versus Three Months Ended June 30, 2022

Gross Profit, page 213

7.	Staff’s comment: Please explain the decrease in the gross profit as a percentage of revenue for 2023 compared 2022.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 218 and 220 of the Revised Registration Statement accordingly.

Beneficial Ownership of Securities, page 240

8.

Staff’s comment: We note your response to comment 1 and your new disclosure that the Class V Shareholder has a sufficient “business relationship” with the Sole Shareholder as to vote in a manner aligned with the interests of the Sole Shareholder. Please revise your beneficial ownership table to clearly indicate the name of the Sole Shareholder and the natural person with dispositive voting power for the Class V Shareholder. Also disclose whether the Class V Shareholder and/or such natural person is your affiliate or related party, and the nature of your business relationship. Refer to Items 403 and 404 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Meet Atul Doshi controls the Class V Shareholder and will be the sole beneficial owner of and will have dispositive voting power of the ATI Class V ordinary share. The Class V Shareholder engages primarily in advisory services and trading activities, but it does not currently have any business relationship with WWAC, AARK or Aeries other than the arrangement to receive one ATI Class V ordinary share in connection with the Business Combination. Neither Meet Atul Doshi nor the Class V Shareholder is a “related person” or an “affiliate” to WWAC, AARK or Aeries as such terms are defined under Item 404 of Regulation S-K and Rule 405 of the Securities Act, respectively.

The Company has revised the beneficial ownership table and added relevant disclosure on pages 247-248 of the Revised Registration Statement accordingly.

*****

We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Debbie P. Yee of Kirkland & Ellis LLP at (713) 836-3600 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

WORLDWIDE WEBB ACQUISITION CORP.

By:	/s/ Daniel S. Webb
Name: Daniel S. Webb Title: Chief Executive Officer, Chief Financial Officer & Director

CC:	Debbie P. Yee, Kirkland & Ellis LLP

Lance K. Hancock, Kirkland & Ellis LLP